SURF DOG INC.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of EFFECTIVE DATE___, by and among SURF DOG INC., a Nevada corporation (the "Company"), with its principal office at 400 S 4th Street, Suite 500, Las Vegas, Nevada 89101, and the individual(s) listed on the signature page hereto (individually, the "Investor" and collectively "Investors").

RECITALS

WHEREAS, the Company has authorized the sale and issuance of up to Five Hundred Thousand (500,000) preferred Series shares (the "Shares") of $0.001 par value common stock of Surf Dog Inc., a Nevada corporation (the "Company"). All Shares are being sold at a per Share price of $1.00. The minimum subscription amount per Investor is Five Hundred Dollars ($500.00).

WHEREAS, the Investor desires to purchase some or all of the Shares on the terms and conditions set forth herein;

NOW, THEREFORE, for good and valuable consideration, the legal sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1

AUTHORIZATION AND ISSUANCE OF COMMON STOCK

1.1   **Authorization.** The Company has authorized the sale and issuance of up to Five Hundred Thousand Dollars ($500,000) of Preferred Series A Shares for the principal amount set forth below at a purchase price of One Dollar ($1.00) per Share with a minimum subscription amount per Investor of Five Hundred Dollars ($500.00). The Preferred Series A shares have no voting rights. The Preferred Series A shares will receive 66.66 percent of the cash dividends declared by the Board of Directors, until such date that the investors have recouped 125% of their original investment. Thereafter the preferred shares will receive any cash dividends declared by the Board of Directors in proportion to the number of shares currently owned as a percentage of all outstanding Preferred and Common Shares as a whole.

1.2   **Payment for Shares.** The Investor agrees to pay the sum of $[AMOUNT]_____ (the "Purchase Price") in good U.S. funds to be transmitted to Company's bank account via check or wire-transfer on or before the Closing Date in accordance with instructions provided by the Company.

1.3   **Closing Date.** The closings of the purchase and sale of the Shares hereunder (the "Closing") shall take place upon the execution of this Agreement by both parties or at such later date and place as the parties shall agree. The date of any closing of the transaction contemplated by this Agreement is sometimes also referred to herein as the "Closing Date." Upon Closing, the Company shall instruct the Company's transfer agent to immediately issue stock certificates representing the number of Shares purchased by the Investor. The execution of this Agreement may be affected by facsimile signatures, all of which shall be treated as originals; provided, however, that the party receiving a document with a facsimile signature may, by written notice to the other in accordance with Section 6.6 hereof, require the prompt delivery of an original signature to evidence and confirm the delivery of the facsimile signature. The parties hereto each intend to be bound by its respective facsimile transmitted signature, and each is aware that the other parties will rely thereon, and each party waives any defenses to the enforcement of the Agreement based on the facsimile transmission of signatures hereto.

SECTION 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investor as follows:

2.1 **Organization And Standing; Certificate And Bylaws.** The Company is a corporation duly organized and existing under, and by virtue of, the laws of the State of Nevada and is in good standing under such laws. The Company has requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted.

2.2 **Corporate Power.** The Company will have at the Closing Date all requisite corporate power to execute and deliver this Agreement, to sell and issue the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement.

2.3 **Subsidiaries.** The Company has no subsidiaries and does otherwise own or control, directly or indirectly, another corporation, association or business entity.

2.4 **Authorization.** All corporate action on the part of the Company, its directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Shares and the performance of the Company's obligations hereunder and thereunder has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and binding obligation of the Company enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, and other equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement, will be validly issued and will be fully paid and nonassessable and free of any liens or encumbrances (assuming the Investor takes the Shares with no notice thereof) other than any liens or encumbrances created by or imposed upon the holders; provided, however, that the Shares may be subject to restrictions on transfer under state or federal securities laws and restrictions set forth herein.

2.5 **Compliance With Other Instruments, None Burdensome, Etc.** The Company is not in violation of any term of the Articles of Incorporation or Bylaws, or in any material respect of any term or provision of any material mortgage, indenture, contract, agreement or instrument to which it is a party or by which it is bound, and to the best of its knowledge, is not in violation of any order, statute, rule or regulation applicable to the Company, which violation reasonably would be expected to have a material adverse effect on the Company's business or financial condition. The execution, delivery and performance of and compliance with this Agreement, and the issuance of the Shares, have not resulted and will not result in any violation of, or conflict with, or constitute a default under, or result in the creation of, any material mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company.

2.6 **Litigation, Etc.** There are no actions, suits, proceedings or, to its knowledge, investigations pending against the Company or its properties before any court or governmental agency (nor, to the best of the Company's knowledge, is there any written threat thereof), which, either in any case or in the aggregate, reasonably would be expected to result in any material adverse change in the business or financial condition of the Company or any of its properties or assets, or in any material impairment of the right or ability of the Company to carry on its business as now conducted, and none which questions the validity of this Agreement

2

or any action taken or to be taken in connection herewith. The Company is not a party to, or to the best of its knowledge named in any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit or proceeding by the Company currently pending or that the Company currently intends to initiate.

2.7 **Registration Rights**. The Company is not currently under any obligation to register under the Securities Act of 1933, as amended (the "Act"), any of its presently outstanding securities or any of its securities that may hereafter be issued.

2.8 **Governmental Consent, Etc**. No consent, approval or authorization of, or designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Shares, or the consummation of any other transaction contemplated hereby, except qualification (or taking such action as may be necessary to secure an exemption from qualification, if available) of the offer and sale of the Shares under applicable Blue Sky laws, which filing and qualification, if required, will be accomplished in a timely manner prior to or promptly upon completion of the Closing.

2.9 **Brokers Or Finders**. The Company has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company with respect to its purchase of the Shares as follows:

3.1 **Authorization**. This Agreement, when executed and delivered by the Investor, will constitute the Investor's valid and legally binding obligation, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 **Purchase Entirely For Own Account**. This Agreement is made with the Investor in reliance upon the Investor's representation to the Company, which by the Investor's execution of this Agreement the Investor hereby confirms, that the Shares to be received by the investor will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. The Investor represents that it has the full power and authority to enter into this Agreement.

3.3 **No Advertisement.** Investor is not purchasing the Shares as a result of or subsequent to any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine, internet, or other media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

3.4   **Relationship; Investment Experience**. In the normal course of its business Investor has acquired substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Investor must bear the economic risk of this investment until the Shares are sold pursuant to (i) an effective registration statement under the Securities Act, or (ii) an exemption from registration is available.

3.5   **Irrevocable Proxy; SPV Reorganization.**

(a) If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 3.5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 3.5(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 3.5(a) and Section 3.5(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b) If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current President of the Company (the "**PRESIDENT**"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the PRESIDENT determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the PRESIDENT for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 3.5(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The PRESIDENT is an intended third-party beneficiary of this Section 3.5(b) and Section 3.5(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c) If the Investor **is not** a Major Investor:

(i) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the PRESIDENT, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 3.5(b) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the PRESIDENT, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safe.

3.6   **Investor Can Protect Its Interest.** Investor represents that by reason of its, or of its management's, business and financial experience, Investor has the capacity to evaluate the merits and risks of its investment in the Shares and to protect its own interests in connection with the transactions contemplated in this Agreement.

3.7   **Restricted Securities.** The Investor understands that the Shares being purchased are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. In addition, the Investor represents that it is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Investor understands and acknowledges that the Shares are not registered with the Securities and Exchange Commission. Further, Investor understands and acknowledges that the certificates representing the Shares shall bear a restrictive legend.

3.8   **U.S.A. Patriot Act Representations.** Investor hereby represents and warrants that Investor is not, nor is it acting as an agent, representative, intermediary or nominee for, a person identified on the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury. In addition, Investor has complied with all applicable U.S. laws, regulations, directives, and executive orders imposing economic sanctions, embargoes, export controls or anti-money laundering requirements, including but not limited to the following laws: (1) the International Emergency Economic Powers Act, 50 U.S.C. 1701-1706; (2) the National Emergencies Act, 50 U.S.C. 1601-1651; (3) section 5 of the United Nations Participation Act of 1945, 22 U.S.C. 287c; (4) Section 321 of the Antiterrorism Act, 18 U.S.C. 2332d; (5) the Export Administration Act of 1979, as amended, 50 U.S.C. app. 2401-2420; (6) the Trading with the Enemy Act, 50 U.S.C. app. 1 et seq.; (7) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (8) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001.

3.9   **Professional Advice**. INVESTOR ACKNOWLEDGES THAT INVESTOR HAS BEEN ADVISED TO CONSULT INVESTOR'S OWN ATTORNEY CONCERNING THE COMPANY, THE SHARES AND THIS AGREEMENT, AND ALL THE OTHER RELATED DOCUMENTATION, AND TO CONSULT WITH INDEPENDENT TAX COUNSEL REGARDING THE TAX CONSEQUENCES OF PARTICIPATING IN THE COMPANY AS A HOLDER OF THE SHARES.

3.10   **Access to Information.** The Investor acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Common Stock; (ii) access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and to verify the accuracy and completeness of the information received upon inquiry as described above.

3.11   **Indemnification.** The Investor recognizes that the transfer of the Share to Investor will be based on the representations and warranties set forth herein. Investor hereby acknowledges that Investor understands the meaning and legal consequences of the representations, warranties and covenants in this Agreement and that the Company and its officers, directors, controlling persons, agents, investors and attorneys have relied upon such representations, warranties and covenants, and the Investor hereby agrees to indemnify and hold harmless the Company and all of its shareholders, all affiliates of the Company and the management of the Company, their affiliates, and each partner, investor, agent, attorney, investor, officer, and/or director thereof from and against any and all loss, expense, damage or liability, including costs and reasonable attorneys' fees due to or arising out of (a) the Investor's breach of any such representations, warranties or covenants; (b) the Investor's transfer or distribution of any Share in violation of the Securities Act, or any applicable state securities or Blue Sky laws; and/or (c) any and all claims made by or involving any person or entity other than the Investor, claiming any interest, right, title, power or authority regarding the Investor's purchase of the Shares. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by the Investor shall in any manner be deemed to constitute a waiver of any rights granted to such Investor under applicable federal or state securities laws. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this paragraph, shall survive the effective date of this Agreement and the issuance of the Share by the Company.

SECTION 4

CONDITIONS TO CLOSING OF INVESTOR

The Investor's obligations to purchase the Shares at the Closing are, at the option of the Investor, subject to the fulfillment on or prior to the Closing Dates of the following conditions:

4.1   **Representations And Warranties Correct**. The representations and warranties of the Company in Section 2 hereof shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which representations and warranties shall be true and correct as of such date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

4.2   **No Prohibition**. No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization, or the staff of any thereof, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.

SECTION 5

CONDITIONS TO CLOSING OF COMPANY

The Company's obligation to sell and issue the Shares at the Closings is at the option of the Company, subject to the fulfillment of the following conditions:

5.1 **Representations.** The representations and warranties of the Investor in Section 3 hereof shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which representations and warranties shall be true and correct as of such date), and the Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to the Closing Dates, including but not limited to payment of the Purchase Price in accordance with Section 1.2 hereof.

5.2 **No Prohibition.** No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization, or the staff of any thereof, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.

SECTION 6

MISCELLANEOUS

6.1 **Governing Law; Waiver of Jury Trial.** All questions concerning the construction, interpretation and validity of this Agreement shall be governed by and construed and enforced in accordance with the domestic laws of Nevada without giving effect to any choice or conflict of law provision or rule (whether in the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. In furtherance of the foregoing, the internal law of the State of Nevada will control the interpretation and construction of this Agreement, even if under such jurisdictions choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS RELATED HERETO.

6.2 **Submission to Jurisdiction.** Any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of California and the United States of America located in the City of Los Angeles, California and, by execution and delivery of this Agreement, the Company and each Purchaser each hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Investor hereby irrevocably waives, in connection with any such action or proceeding, any objection, including, without limitation, any objection to the venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions. The Investor hereby irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to it at its address as set forth herein.

      6.3   **Survival**. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any Investor and the closing of the transactions contemplated hereby.

      6.4   **Successors And Assigns**. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto, provided, however, that the rights of the Investor to purchase Shares shall not be assignable without the written consent of the Company.

      6.5   **Entire Agreement; Amendment**. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge, or termination is sought.

      6.6   **Notices, Etc**. All notices, demands and requests of any kind to be delivered to any party in connection with this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

      if to the Company, to:

> Surf Dog Inc.
> Attention: Jeanene Morgan, CFO
> 400 S 4th Street Suite 500
> Las Vegas, NV 89101
> Email: Jeanene@jmorganconsult.com

      if to the Investor, to:

> the signatory hereof at the address and facsimile number of the Investor set forth on the signature page hereto;

or to such other address and facsimile number as the party to whom notice is to be given may have furnished to the other parties to this Agreement in writing in accordance with the provisions of this Section 6.6. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery or facsimile, on the date of such delivery, (ii) in the case of internationally-recognized overnight courier, on the next business day after the date when sent and (iii) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted, first class, postage prepaid.

      6.7   **Delays Or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any holder of any Shares, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under this Agreement, or any waiver on the part of any holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

6.8 **Expenses**. The Company and the Investor shall each bear their own expenses and legal fees with respect to this Agreement and the transactions contemplated hereby.

6.9 **Counterparts**. This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

6.10 **Severability**. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

6.11 **Preparation of Agreement**. The Company prepared this Agreement solely on its behalf. Each party to this Agreement acknowledges that: (i) the party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other party hereto; and (ii) such party has voluntarily entered into the transactions contemplated by this Agreement without duress or coercion. Each party agrees that no conflict, omission or ambiguity in this Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against any other party to this Agreement on the basis that such party was responsible for drafting this Agreement.

6.12 <u>Repurchase</u>. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however, that,* in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

Surf Dog Inc.
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]_____

Title: __[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By: _____

Name: __[INVESTOR NAME]_____

Title: __[INVESTOR TITLE]_____

State of Residency: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[x] Not Accredited